Donald J. Straka
General Counsel & Secretary
Great Western Bancorp, Inc.
100 N. Phillips Avenue
Sioux Falls, SD 57104

March 24, 2016

VIA EDGAR

Erin E. Martin, Special Counsel
Division of Corporation Finance
US Securities and Exchange Commission
Washington, D.C. 20549

Re:    Great Western Bancorp, Inc.
Registration Statement on Form S-4
Filed March 3, 2016
File No. 333-209892

Dear Ms. Martin:

We are writing on behalf of Great Western Bancorp, Inc. (the “Company”) to respond to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 22, 2016 (the “Comment Letter”) relating the Registration Statement on Form S-4 filed by the Company on March 3, 2016 under the above-referenced file number (the “Registration Statement”).

In connection with this response to the Comment Letter, the Company is contemporaneously filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”). References herein to page numbers are to page numbers in the Amended Registration Statement. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. We have recited the comments from the Comment Letter in bold type and have followed each comment with our response to such comment.

For the convenience of the Staff, we are separately furnishing to the Staff courtesy copies of the Amended Registration Statement marked to show changes from the relevant portions of the initial filing of the Registration Statement.

Erin E. Martin, Special Counsel
Division of Corporation Finance
US Securities and Exchange Commission
March 24, 2016

Joint Proxy/Prospectus Cover Page

1.We note the disclosure of page 114 that if Great Western’s stock price falls below a certain floor, subject to certain circumstances HF Financial would have the right to terminate the merger agreement. Please disclose on the cover page that HF may terminate the merger agreement if Great Western’s stock price drops below the floor price and underperforms the SNL Mid Cap U.S. Bank Index by more than 20%, pursuant to the formula discussed on page 114.

Response:

The disclosure in the Amended Registration Statement has been revised in response to the Staff’s comment. Please see the cover page of the Proxy Statement/Prospectus of the Amended Registration Statement which refers to the termination right related to a decline in the market price of the Company’s common stock and provides a cross-reference to the more detailed discussion in the document.

Tax Consequences of the Merger Generally, page 140

2.Please remove the assumption in the last sentence of the first paragraph that the “remainder of this discussion assumes that the merger will qualify as a reorganization . . . .”

Response:

The sentence containing the assumption that the merger will qualify as a reorganization has been removed from page 140 of the Amended Registration Statement.

In the event that the Company requests acceleration of the effective date of the Amended Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Erin E. Martin, Special Counsel
Division of Corporation Finance
US Securities and Exchange Commission
March 24, 2016

Should the Staff have any questions concerning the Amended Registration Statement, the Staff should contact the undersigned at (605) 373-3151 or donald.straka@greatwesternbank.com or Mark C. Dickinson at (515) 283-3166 or mcd@nyemaster.com. Thank you for your assistance in this matter.

Very truly yours,

/s/ Donald G. Straka

Donald G. Straka
General Counsel and Secretary

cc:    Jessica Livingston, Securities and Exchange Commission